SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 4, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations 55 (61) 415-1140 ri@brasiltelecom.com.br www.brasiltelecom.com.br/ir/

Media Relations 1 (212) 983-1702 ivette.almeida@annemcbride.com

BRASIL TELECOM S.A.

Corporate Taxpayer Registration CNPJ/MF: 76.535.764/0001-43

Board of Trade NIRE: 53 3 0000622 9

Publicly Traded Company

Minutes of the Meeting of the Board of Directors,

Held on August 28th, 2003

Date and Time: August 28th, 2003, at 2:00 p.m.

Place: In the city and state of Rio de Janeiro, at Av. Presidente Wilson, 231, 28th floor (part).

Call notice: Letter dated August 18th, 2003.

Attendance: The following full members of the Board of Directors of Brasil Telecom S.A. (BT) attended the meeting: Eduardo Seabra Fagundes, Eduardo Cintra Santos, Daniela Maluf Pfeiffer, Francisco Ribeiro de Magalhães Filho, Maria Amalia Delfim de Melo Coutrim, Ricardo Wiering de Barros e Rodrigo Bhering Andrade.

Chair: Chairman: Eduardo Seabra Fagundes. Secretary: Mr. Antonio Amaro Ribeiro de Oliveira e Silva.

Resolutions:
The directors present decided a summary of the minutes is to be drawn.

To open the meeting, the Chairman informed the attendants he had received a proposal to reelect Ms. Carla Cico, and Messrs. Paulo Pedrão Rio Branco, Carlos Geraldo Campos Magalhães and Francisco Aurélio Sampaio Santiago, the former to the position of Chief Executive Officer, as well as Investors Relations Director, and the others, respectively to the positions of Financial Director, Human Resources Director, and network Director.

The issue was submitted to vote and was approved by the unanimity of the directors, the management proposal for the re-election of Ms. Carla Cico, single, business administrator, holder of identification number RNE-V281558-4-SE/DPMAF/DPF and enrolled at the Ministry of Finance under number CPF/MF 055.045.927-43, as Chief Executive Officer, as well as Investors Relations Officer; Mr. Paulo Pedrão Rio Branco, Brazilian, married, economist, holder of identification number 554.545/SSP/BA, and enrolled at the Ministry of Finance under number CPF/MF 071.802.685-34, as Chief Financial Officer; Mr. Carlos Geraldo Campos Magalhães, Brazilian, single, engineer, holder of identification number 1198993 SSP/BA, and enrolled at the Ministry of Finance under number CPF/MF 113.070.135-20, as Human Resources Officer; and Mr. Francisco Aurélio Sampaio Santiago, Brazilian, married, engineer, resident and domiciled at SHIS QI 29, Conjunto 4, casa 22, Brasília – DF, holder of identification number 244.543 SSP/SE and enrolled at the Ministry of Finance under number CPF/MF 145.053.631-04, as Network Officer.

The term in office of the directors, in this act reelected to their positions, will be 3 (three) years, with the same compensation agreements.

The proposal and the documents submitted in this meeting of BT Board are signed by the Chairman and Secretary of the meeting, and will be filed at the company headquarters.

The present is a true copy of the minutes drawn in the corporate book.

Rio de Janeiro, August 28th, 2003.

___________________________	________________________________
Eduardo Seabra Fagundes	Antonio Amaro Ribeiro de Oliveira e Silva
Chairman of the Meeting	Secretary of the Meeting

Investor Relations 55 (61) 415-1140 ri@brasiltelecom.com.br

Media Relations 55 (61) 415-1378 cesarb@brasiltelecom.com.br

-Free Translation

Brasil Telecom

Clarification

In regard to article published by Jornal do Brasil — issue of August 24th, 2003 — Brasil Telecom publicly clarifies:

  The aforementioned article brings untrue insinuations that it would be intended to move Telecom Italia away from Brasil Telecom’s block of control.

  It also suggests that the pension funds, Brasil Telecom’s indirect shareholders, will try to prevent the proposed changes in the bylaws.

  The pension funds have recently attached a copy of the technical note approved in Minutes 1916 of Previ’s Senior management meeting held on July 6th, 2000 to the records of a lawsuit that Brasil Telecom is filing for damages caused by the pension funds, together with Telecom Italia’s former management. The technical note brought, among others, the following guidance:

e) Hiring a public relations agency specialized in guiding the media in litigations. Costs will be proportionally shared between TIW and Foundations.
4.4.

  Of the above agreed, it will result that ANDRADE & FICHTNER will represent equally the interests of Foundations and TIW, watching over for all these interests, submitting, previously, to all, the legal strategy to be used, as well as presenting, previously, the main procedural parts, in way that all can take knowledge and manifest on the alleged facts and the deduced legal allegations.

4.5.

  In case that it is granted measures of preliminary nature or of anticipated jurisdictional guardianship, the Foundations and TIW will exert its right to vote in TELPART, in the form adopted in TELPART’ SHAREHOLDERS AGREEMENT.

  The referred note evidences the practice of using the media as a support instrument in litigations. News of this kind, in the past, were used to confuse the Legal Courts in their difficult mission to judge requests for injunctions, also purposely submitted at the last minute, sometimes late at night. Extracts of these news have often been used as evidence.

  The objective of the proposal to change the companies’ bylaws is to include provisions that reproduce regulation rules for public telephony services. The telecommunications industry laws, as regulated by Anatel, do not allow that a same group simultaneously takes part in the control of two competitive operations—which is also forbidden by CADE and good business ethics.

  The changes proposed also seek to reconcile the return of Telecom Italia to the block of control with the right of Brasil Telecom to enter the mobile market. In the absence of an adaptation to the corporate structure, Telecom Italia’s return to Brasil Telecom’s block of control would create a corporate structure that is forbidden by the laws in effect. Moreover, if Brasil Telecom is prevented to provide mobile services, it will limit the scope of development of its businesses, which would benefit Telecom Italia only, its competitor in these services, at the expense of all its other shareholders, including the investors, which holds more than 80% of Brasil Telecom Participações’ capital stock.

  It’s important to remember that Telecom Italia has a stake of 55% in TIM, a mobile company which competes against Brasil Telecom. Even when it returns to Brasil Telecom’s block of control, it will have an indirect stake in it of only 5%.

  Finally, we should consider that the fact above comprise three moral and legal issues of public interest:

  The first is whether pension funds should support corporate conspiracies that conflict with their own interests and lead to incompliance with the Law.

  The second is whether pension funds resources should be used to “guide” the media.

  The third regards the definition of the criteria so that news that are published—or planted—by the press can be admitted as evidence-finding procedures in court.

We reassure our confidence in the Law, Justice and Freedom of Press, and are certain that guidance from third parties will not longer mislead the serious bodies of our country’s press.

Brasília, August 27th, 2003

Brasil Telecom

Relações com Investidores (61) 415-1140 ri@brasiltelecom.com.br

Relações com a Mídia (61) 415-1378 cesarb@brasiltelecom.com.br

Brasil Telecom Elects Senior Management

Brasília, Brazil, August 29, 2003 – BRASIL TELECOM S.A. (BOV: BRTO3/BRTO4; NYSE: BTM) and BRASIL TELECOM PARTICIPA&Ccedel;ÕES S.A. (BOV: BRTP3/BRTP4; NYSE: BRP) inform that their respective Boards of Directors elected the group’s executive management in meetings held on August 28 and 29, 2003.

At BRASIL TELECOM S.A.‘s level (“BT”), Mrs. Carla Cico – Chief Executive Officer and Investor Relations Officer – had her mandate renewed. In addition, Mr. Paulo Pedrão Rio Branco, Mr. Carlos Geraldo Campos Magalhães and Mr. Francisco Aurélio Sampaio Santiago had their mandates renewed for the following positions: Financial Executive Officer, Human Resources Executive Officer and Network Executive Officer, respectively.

At BRASIL TELECOM PARTICIPA&Ccedel;ÕES S.A.‘s level (“BTP”), Mr. Humberto José Rocha Braz, an executive with more than 20 years of experience and BTP’s Institutional Relations Officer for two years, was elected Chief Executive Officer of BTP.

Mr.     Francisco Aurélio Sampaio Santiago, who is BT’s Network Executive Officer, was elected BTP’s Technical Executive Officer. Mr. Paulo Pedrão Rio Branco – Financial Executive Officer and Investor Relations Officer – and Mr. Carlos Geraldo Campos Magalhães – Human Resources Executive Officer – had their mandates renewed.

Brasil Telecom Group operation remains under Mrs. Carla Cico’s command, Chief Executive Officer and Investor Relations Officer of BT.

Carla Cico	Paulo Pedrão Rio Branco
Investor Relations Officer	Investor Relations Officer
Brasil Telecom S.A.	Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 4, 2003

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer